Carahue North, Inc. incorporated in Canada using the business name, Carahue North, Inc.

Compania Minera Nugget-Chile, Limitada, incorporated in Chile using the business name, Compania Minera
Nugget-Chile, Limitada, owned 99% by Registrant and
1% by John W. MacGuire, as required by Chilean law.